

March 31, 2009

Jason Davis, Vice President and Interim CFO
Particle Drilling Technologies, Inc.
5611 Baird Court
Houston, TX 77041

> **Re: Particle Drilling Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2008**
> **Filed December 15, 2008**
> **Response letter dated March 11, 2009**
> **File No. 0-30819**

Dear Mr. Davis:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2008

Financial Statements

Note 5 – Intangible Assets

1.   We note your response to comment 1 in our letter dated March 9, 2009, and do not believe that your response sufficiently addressed our prior comment. Please provide additional information to us, as follows.

   (a) Explain how you determined 18.5 years to be the appropriate period of time over which to amortize the intangible assets you acquired from PSI in fiscal year 2004.

   (b) It appears to us that you are not amortizing additional patent assets capitalized since that fiscal year. Please confirm and explain why it is appropriate to defer amortization of these additional patents.

(c) Confirm that all of the patents capitalized continue to be expected to be used in your PID technology.

(d) Tell us the dates during the past three full fiscal years and during fiscal year 2009 that you have tested for impairment of your intangible assets. In this respect, please clarify how you have evaluated paragraph 8 of SFAS 144, especially subparts (c) and (e), when determining whether you had any triggering impairment events during this time period. Additionally, confirm specifically whether you tested for impairment when your fifth trial was determined to be unsuccessful in August of 2008.

(e) Provide to us your impairment analysis calculations at each impairment test date, which includes an analysis of the significant assumptions that you made when preparing such impairment calculations. Please address the appropriate specific provisions of paragraphs 16 through 23 of SFAS 144 that you applied to evaluate impairment. We also refer to the examples in Appendix A of SFAS 144.

Other

2. Please submit your response letter dated March 11, 2009, and future response letters as Correspondence in the Edgar filing system.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief